51, Sogong-ro, Jung-gu,

Seoul 04632, Korea

Tel: 82-2-2002-3000

Fax: 82-505-002-3080

http://www.woorifg.com

September 7, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley, Staff Accountant
John Nolan, Senior Advisor
Division of Corporation Finance
Office of Finance

Re:	Woori Financial Group Inc.

Form 20-F Filed May 16, 2022

File No. 001-31811

Dear Messrs. Volley and Nolan:

We write in response to the comments in your August 10, 2022 letter regarding the above-referenced filing (the “Form 20-F”) of Woori Financial Group Inc. (the “Company”). For ease of reference, your comments appear in italics directly above the Company’s response. Unless indicated otherwise, capitalized terms used herein without definition have the meanings ascribed to them in the Form 20-F.

1.

Please tell us how you considered the embezzlement case as disclosed on page F-190 and Forms 6-K/A filed on June 9, 2022 and June 14, 2022 in your assessment of the effectiveness of your internal control over financial reporting and whether a material weakness existed as of December 31, 2021.

On April 27, 2022, the Company became aware of a series of embezzlements (the “Embezzlements”) that occurred in the Corporate Reconstruction Department of Woori Bank, one of its subsidiaries. The Company had previously made three disclosures regarding the embezzlements, through its disclosures on Form 20-F and Form 6-K/A, the details of which are as summarized below:

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 2

•	Embezzlement disclosed on page F-190 of the Form 20-F (“Embezzlement 1”)

Individual B embezzled an aggregate amount of Won 61.45 billion1 on three separate occasions (Won 17.33 billion in October 2012, Won 14.81 billion in September 2015 and Won 29.31 billion in June 2018). The embezzled amounts were down payments for the sale of Company A, which Woori Bank had been managing on behalf of the other creditors of Company A.

•	Embezzlement disclosed on Form 6-K/A filed on June 9, 2022 (“Embezzlement 2”)

Individual B embezzled an aggregate amount of Won 5.93 billion, which occurred mostly in August 2014. Such amount was a down payment for the sale of a factory belonging to Company A, and was being kept under the custody of Asset Trust Company C.

•	Embezzlement disclosed on Form 6-K/A filed on June 14, 2022 (“Embezzlement 3”)

Individual B embezzled an aggregate amount of Won 2.35 billion in June 2012. Such amounts were unauthorized withdrawals of shares of stock that had been obtained from a debt-to-equity swap of Company D from the depository management system of the Korea Securities Depository. To conceal the embezzlement, in November 2012, Individual B repurchased shares of Company D to replace the embezzled shares.

In assessing the Company’s internal controls over financial reporting (“ICFR”) as of December 31, 2021, the Company focused on whether there was a reasonable possibility that a material misstatement in the financial statements would not be prevented or detected on a timely basis for any cause similar to the causes of each of the three embezzlement cases.

“Embezzlement 1”

The Corporate Reconstruction Department is the department in charge of restructuring financially troubled companies in various ways including business process improvement. The embezzlements occurred during a corporate workout, which forms a part of the corporate restructuring process that aims to improve the financial structures of companies. Generally, if it is necessary to open an account during a corporate workout, it is done through a resolution of the creditors. As such, the account related to the embezzlements was opened through a resolution of the creditors under the name of Woori Bank. Unlike general customer deposits, for which customers manage their own seals, the embezzled account was deposited under the name of Woori Bank, where Woori Bank directly managed the seals. Furthermore, whereas customers are generally directly involved in the withdrawal process for general customer deposits, funds from the specific account under Woori Bank’s name could be withdrawn by following Woori Bank’s internal procedures, pursuant to an agreement with the creditors. Over the past 10 years, there have been only two accounts (not including the embezzled account) managed under Woori Bank’s name as a creditor bank in the corporate restructuring process. Both such accounts held an immaterial amount of funds, and there has been no such account held in Woori Bank’s name since 2018. Following a contractual dispute regarding the sale of Company A between the buyer and the creditors, Woori Bank, which was in charge of such sale, confiscated and subsequently kept the down payment that had been paid by the buyers in the account under Woori Bank’s name mentioned above. As the dispute settlement process related to such contractual defect was ongoing, the account was not used for a long time. In April 2022, Woori Bank noticed the embezzlement and recorded the case as an adjusting event after the reporting period and recognized Won 62.2 billion as a loss in its financial statements.

[1]

The Won 62.2 billion disclosed on Form 20-F is the amount that was reimbursed by Woori Bank through the Financial Services Commission, which includes the interest added to the Won 61.45 billion that was embezzled by Individual B.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 3

The first of the three cases of embezzlement disclosed as Embezzlement 1 occurred in 2012, where Individual B embezzled deposit amounts by stealing the official seal of Woori Bank without the appropriate approval (the “2012 Embezzlement”). Back in 2012, it was possible to withdraw funds from a bank account with just a withdrawal slip and a passbook at a bank branch, and the branch would confirm whether the stamped seal on the passbook and the seal on the withdrawal slip matched.

The second and third cases occurred in 2015 and 2018 respectively, which involved the forging of official documents by Individual B. Unlike the 2012 Embezzlement, such funds were withdrawn following the appropriate withdrawal procedures (preparing the withdrawal slip with supporting documents, stamping the seal on the withdrawal slip with the appropriate approval, and generating and inserting the required digital code2). However, it was difficult for the department head and internal auditor to notice that the withdrawal was inappropriate because Individual B obtained the necessary approvals by meticulously forging external official documents and other related documents. Woori Bank believed that all funds in the relevant accounts were withdrawn to external entities through normal procedures, and because there were no remaining account balances in the accounting records and the related bank account was closed following such withdrawal, it was difficult for Woori Bank to discover such embezzlement in fiscal year 2021.

The 2012 Embezzlement occurred because of Individual B’s unauthorized use of Woori Bank’s seal, as described above. Since 2015, Woori Bank established a process that permits funds to be withdrawn from an account held in Woori Bank’s name only when there is an appropriate digital passcode. As of December 31, 2021, the Company has determined that similar types of embezzlements in the future could be prevented through such enhanced measures.

The second and third embezzlements in 2015 and 2018 respectively, occurred because Individual B forged official documents to deceive the authorized approver. Unlike the 2012 Embezzlement, the funds were withdrawn following the appropriate approval processes. However, due to the meticulous nature of the forgery, it was difficult for the Company to notice that the documents had been falsified. Nevertheless, the Company has determined that the embezzlement was an isolated incident distinct from Woori Bank’s ordinary transactions, that Woori Bank did not have any accounts of a similar nature associated with such corporate workouts, and that Woori Bank is unlikely to open accounts in the name of Woori Bank as a creditor bank in the future. Overall, the Company determined that the magnitude of any potential misstatements of such nature in the future would not be significant compared to the quantitative materiality threshold of the Company’s financial statements. Since the Company became aware of the embezzlements, the Company has revisited its ICFR related to withdrawals from bank accounts held in the name of Woori Bank, and has investigated the supporting documents related to such withdrawals and other controls related to the withdrawal of funds. As of December 31, 2021, the Company has not discovered any further exceptions.

Based on the above risk factors and fact pattern, the Company has determined that the possibility of the Company’s internal control over financial reporting failing to prevent or detect a material misstatement on a timely basis caused by fraud was remote.

[2]	A digital code is a 7-digit number that is electronically generated at the time of approval of stamping the seal on the withdrawal slip, which was developed in 2015 to verify the withdrawal of funds.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 4

“Embezzlement 2”

Like Embezzlement 1, this case occurred while the creditors of Company A were collecting their debts. According to a trust agreement between such creditors and Asset Trust Company C, the proceeds of the sale of certain factories owned by Company A were to be distributed by Asset Trust Company C to the creditors with the creditors’ consent.

Individual B sent a falsified official letter requesting the withdrawal of the proceeds of the sale of Company A’s factory, which was being kept under the custody of Asset Trust Company C. During the Company’s internal investigations, the Company discovered falsified documents created by Individual B. Since the funds were withdrawn from an account managed by Asset Trust Company C, and not Woori Bank, the Company determined that the case was not directly related to Woori Bank’s financial statements, and that therefore, it was not subject to the ICFR deficiency evaluations of Woori Bank’s treasury process.

As of December 31, 2021, the Company has determined that there were no material weaknesses related to the ICFR, given that: (i) the embezzled amount is less than the Company’s materiality threshold, (ii) this incident was exceptional in that it occurred during a corporate workout, (iii) as of December 31, 2021, the Company does not have any additional trust obligations related to workouts and (iv) as of December 31, 2021, the Company has not received any requests for reimbursement from the creditors or their affiliates regarding the embezzlement.

“Embezzlement 3”

Individual B embezzled Won 2.35 billion in June 2012 by withdrawing physical share certificates of Company D that had been obtained from a debt-to-equity swap from the depository management system of the Korea Securities Depository using a One Time Password (“OTP”) device illegally for authorization. To conceal the embezzlement, he repurchased shares of Company D to replace the embezzled shares in November 2012. Therefore, there was no financial impact on Woori Bank’s financial statements as of December 31, 2012.

The embezzlement occurred due to the illegal usage of the OTP for the withdrawal of the shares of stock deposited in Korea Securities Depository. However, Woori Bank’s internal controls have been enhanced after 2015 by conducting inspections each month to ensure that the OTP was properly stored in a double-locked vault as an additional audit procedure and established a monthly due diligence procedure for its securities. In addition, since the electronic securities system was implemented in Korea in accordance with the Act on Electronic Registration of Stocks, Bonds, etc. in October 2019, the use of physical share certificates became prohibited for listed companies. Furthermore, following the instructions of the head of the Corporate Reconstruction Department, the department no longer deposits any stocks at the Korea Securities Depository. Therefore, from an ICFR perspective as of December 31, 2021, the Company determined that the likelihood of occurrence of other embezzlements or the misappropriation of assets through a similar type of unauthorized withdrawal was remote.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 5

Based on the above risk factors and fact patterns, the Company has determined that the possibility of the Company’s internal control over financial reporting failing to prevent or detect a misstatement on a timely basis caused by fraud was remote.

In accordance with Section 404 of the Sarbanes-Oxley Act (Management Assessment of Internal Controls), the Company has assessed Woori Bank’s internal controls over fraud, considering the likelihood and the magnitude of potential misstatements.

The Company has concluded that these embezzlements and frauds were caused solely by Individual B, that there had been no involvement by the management or any circumstances of collusion, and that there were no other executives or employees of the Company that had been involved. In addition, the embezzlement amount is below the Company’s materiality threshold.

As described above, the internal controls related to the treasury process have been continually enhanced since the embezzlements occurred, and there have been no similar incidents since the embezzlements. The Company expects the risk of any similar occurrences to be low, and expects any potential future impact to its financial statements to be immaterial. Furthermore, no additional exceptions were discovered by the Company when it revisited its ICFR. As such, it has concluded that the likelihood of the occurrence of other similar fraudulent activity was remote as of December 31, 2021.

By comprehensively considering the quantitative and qualitative factors of the embezzlement and evaluating the quantitative materiality and possibility of any similar future occurrences, the Company has determined that there were no material weaknesses related to the ICFR as of December 31, 2021.

2.

We note your disclosure on page F-21 of entities that you have not consolidated despite having more than a 50% ownership interest and your disclosure that you do not have the power over the fund’s activities because the investee is a private equity investment fund. Please provide us an accounting analysis that details all the relevant facts and circumstances and the accounting guidance you considered in making this determination. Specifically, tell us how you considered whether your rights were substantive. Refer to IFRS 10 for guidance.

The Company respectfully advises the Staff that the entities disclosed on page F-21 which the company has not consolidated despite having more than a 50% ownership interest are structured entities, such as funds and trusts. They can be categorized for the purpose of evaluating control pursuant to IFRS 10 as follows:

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 6

Type of fund	Total assets of the fund	Book amount of the fund recognized by the Company	Percentage of total assets of the fund to total assets of the Company

	(in millions of Korean Won)
Discretionary funds (*1)	254,733	170,143	0.06%
Fund of funds (*2)	27,055	26,729	0.01%
Stock market stabilization fund (*3)	10,073	10,070	0.00%

	291,861	206,942	0.07%

(*1)

Mirae Asset Maps Clean Water Private Equity Investment Trust 7th, Kiwoom Yonsei Private Equity Investment Trust, IGIS Global Private Placement Real Estate Fund No. 148-1, IGIS Global Private Placement Real Estate Fund No. 148-2, Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1, Hangkang Sewage Treatment Plant Fund, Korea Investment Pocheon Hwado Expressway Professional Investment Fund, Midas Global Private Placement Real Estate Investment Trust No. 7-2, INMARK France Private Placement Investment Trust No. 18-1, Hana UBS Class One Private Equity No. 3 C2, Consus Gyeongju Green Private Equity Investment Trust No. 1, Kiwoom Harmony Private Placement Investment Trust No. 3, Consus Solar Energy Private Placement Investment Trust No.1

(*2)	IGIS Europe Private Placement Real Estate Fund No. 163-2, Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR), KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4
(*3)	Together-Korea Government Private Pool Private Securities Investment Trust No.3

Pursuant to IFRS 10.7, the Company generally concludes that it has control over an investee when it: 1) has power over the investee, 2) is exposed to, or has the rights to, variable returns from its involvement with the investee, and 3) has the ability to use its power as an investor over the investee to affect its returns. The funds that were not consolidated despite having more than 50% of ownership interest can be categorized into the following three types:

Discretionary funds

Discretionary funds are structured entities where their relevant activities, as defined by the IFRS, are determined by laws and contracts. Accordingly, voting rights are not a material factor in assessing whether the investor has control over such funds. When assessing control over a structured entity, the Company considers the relevant activities of the entity and how such relevant activities are determined, rather than the percentage of ownership.

The relevant activities for such private equity funds are making investment decisions. Such investment decisions are made by the fund manager of each fund in accordance with the relevant laws and contracts, regardless of the ownership of the fund. However, because such fund manager receives management fees and performance fees corresponding to the services provided under the contract and are not liable for the fund’s losses, they are considered to be agents of the Company pursuant to examples 13 and 14A of IFRS 10.B72. In accordance with IFRS 10.B59, when an investor delegates its decision-making authority to an agent, the investor shall treat such decision-making rights delegated to its agent as held by the investor directly. When there is more than one principal, each of the principals must assess whether it has power over the investee by considering the requirements in accordance with IFRS 10.B5-B54. Therefore, when there are other investors with more than an insubstantial ownership interest in each fund (other than the fund manager, which is deemed to be an agent), the Company must determine if it has power over the fund pursuant to IFRS 10. B5-B54. The Company concluded that it did not have power over the aforementioned private equity funds due to the following reasons:

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 7

•

The fund manager can be removed through the consensus of all investors only for causes such as a violation of laws or negligence of its duties. As such, the removal rights held by the investors are deemed to be protective (also refer to the Example 14A of IFRS 10);

•	The Company does not have any right to direct the fund manager’s decision making over investment activities of the fund;

•

In addition, after giving due consideration to the design and purpose of each fund in accordance with IFRS 10.B51, the Company could not find any indicators which suggested that the funds were structured in such a way as to give power over the fund to the Company; and

•

The Company also gave due consideration to the other indicators in IFRS 10.B18-B20, including the Company’s exposure to the variability of returns from its involvement in each fund, in accordance with IFRS 10.B17. However, it could not find any indicators that the fund manager exercised its decision-making authority solely for the Company or that the Company could exercise power over the fund through any other means.

Fund of funds

A fund of funds is set up as a sub-fund to invest in other pre-established funds, and all of its investment targets are pre-determined by its fund manager. Accordingly, the Company does not make any of the decisions regarding the relevant activities of such entities. Furthermore, in order to dispose of any investment assets of such funds, the consent of the fund manager is required. Therefore, the Company has determined that such funds are designed to be conduits for investments in other funds, and that it does not have power over the relevant activities of such funds to significantly affect the variable returns of the funds after they have been established. As such, the Company has excluded such funds from its consolidated subsidiaries.

Stock market stabilization fund

Together-Korea Government Private Pool Private Securities Investment Trust No. 3 is a stock market stabilization fund that was established in 2020 by the Financial Services Commission, a key financial regulator in Korea, to support the stability of the financial market in response to the outbreak of COVID-19, with a total of 27 participating financial institutions.

The stock market stabilization fund is designed to have its own investment management committee, which makes decisions over the operation and management of the fund and consists of eleven members, including: two representatives designated by the Financial Services Commission, one representative from the Korea Development Bank (a state-owned policy bank), one representative from each of the five major financial group companies (Woori, Shinhan, KB, Hana and NH), and one representative each from local banks, non-life insurance companies and life insurance companies. The investment management committee meeting can only be held with the attendance of at least two-thirds of its eleven total members. Resolutions are made with the consent of a majority of the members present.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 8

As the Company is exposed to most of the performance results of the investee, excluding the management company’s fees for the parent fund and sub funds due to its involvement with the investee, the Company can be considered to have a right to the variable returns of the fund. However, the investment assets must be managed in accordance with investment guidelines, so that investments may only be made in certain prescribed products at certain prescribed periods. In addition, redemptions of the investment assets may only be executed when certain prescribed indices are equal to or higher than certain values after predetermined terms. Such investment guidelines were established through the resolution and advice of the investment management committee, and can only be modified by the investment management committee.

The Company has determined that it does not have the power to control the decision making of the investment management committee, where it has the power to appoint only one of 11 members.

3.

Please revise future filings to disclose the significant judgments and assumptions made in determining that you do not control entities even though you hold more than half of the voting rights. See IFRS 12.9 for guidance.

In response to the Staff’s comments, the Company will disclose in its future filings (starting from its annual report on Form 20-F for FY2022) its significant judgments and assumptions in accordance with IFRS 12.9 when it determines that it does not control its investees even though it holds more than half of the voting rights, as shown below:

Type of fund	Significant judgments and assumptions in determining control
Discretionary funds	The Company does not have power over the investee because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Company, but also for other investors as well. Pursuant to paragraph B5-B54 of IFRS 10, the Company does not have power over the investee.

Fund of funds	The Company does not have power over such funds because the Company cannot decide the relevant activities of the fund through the related contract.

Stock market stabilization fund	The Company does not have power over such fund as the fund’s relevant activities are determined by the management committee, over which the Company does not have substantial control.

4.

Noting material reconciling amounts between segment and consolidated entity measurements, please provide us and revise future filings to provide an explanation of the measurement of segment profit or loss, assets and liabilities for reportable segments including a discussion of the nature of differences in measurements of segment and entity profit and losses, assets and liabilities. Refer to IFRS 8.27 for guidance.

The Company respectfully advises the Staff that the Company will disclose in its future filings an explanation of the measurements of segment profit or loss, assets and liabilities for reportable segments, including a discussion of the nature of differences in measurements of segment and entity profit and losses, assets and liabilities, in its note on operating segments in the notes to the financial statements. The table below is an example of what the Company plans to disclose in its future filings, using 2021 amounts.

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 9

Segment profit or loss is measured using IFRS amounts after internal managerial adjustments and others, as follows:

	As of or for the year ended December 31, 2021
	Total adjustments (A+B+C)	Internal managerial adjustments (A)		All other segments (B)(*5)	Internal transaction adjustments and others (C)(*6)

	(in millions of Korean Won)
Net interest income (expense)	767,701	758,559	(*1)	9,938	(796)
Non-interest income (expense)	(1,623,603)	(670,230	)(*2)	16,431	(969,804)
Impairment losses due to credit losses	(88,592)	(89,683	)(*3)	—	1,091
General and administrative expense	275,618	—		(256)	275,874

Net operating income (expense)	(668,876)	(1,354)		26,113	(693,635)

Share of gain (loss) of associates	(3,993)	—		51	(4,044)
Other non-operating income (expense)	11,364	1,354	(*4)	2,956	7,054
Non-operating income	7,371	1,354		3,007	3,010

Net income (expense) before tax	(661,505)	—		29,120	(690,625)
Tax expense	(4,714)	—		—	(4,714)

Net income (loss)	(666,219)	—		29,120	(695,339)

Total assets	(23,956,847)	—		1,101,162	(25,058,009)
Investment in associate	(21,710,683)	—		35,134	(21,745,817)
Other assets	(2,246,164)	—		1,066,028	(3,312,192)
Total liabilities	(1,756,726)	—		54,595	(1,811,321)

(*1)

Includes the deduction of Won 406,276 million of deposit insurance expenses and Won 367,961 million of contribution expenses, which are classified as “net interest income (expense)” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*2)

Includes the addition of the expenses described in footnote (*1) as well as the addition of Won 88,329 million, which includes Won 125,221 million of gains from sales of loans that are classified as “impairment losses” for internal management purposes but as “non-interest income (expense)” for financial accounting purposes.

(*3)

Includes the addition of Won 88,329 million described in footnote (*2) and the addition of Won 1,354 million of “provisions for other provisions” that are classified as “other non-operating income (expense)” for internal management purposes but as “impairment losses” for financial accounting purposes.

(*4)	Includes the deduction of Won 1,354 million of “provisions for other provisions” that are classified as “other non-operating expense” for internal management purposes.
(*5)	Includes consolidated funds that are not included in the disclosed “others” segment.
(*6)	Consolidation adjustments including the elimination of intercompany transactions.

* * *

Messrs. Michael Volley and John Nolan

Securities and Exchange Commission, p. 10

We sincerely hope that the response above adequately addresses the staff’s comments. Please direct any further questions or comments to the Bank’s Investor Relations Department, to the attention of Sung-Wook Lee at +822-2125-2070 (fax: +82-0505001-0501), or the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at +822-6353-8020 (fax: +822-6353-8099).

Sincerely,

/s/ Sung-Wook Lee
Sung-Wook Lee
Deputy President and Principal Financial Officer

cc:	Jinduk Han

Cleary Gottlieb Steen & Hamilton LLP